UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 3, 2026 elektros, INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

85-4235616

(I.R.S. Employer Identification No.)

1626 South 17th Avenue

Hollywood, Florida 33020

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (347)-885-9734

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

Item 9. Other Events

Press Release

On March 3, 2026, Elektros, Inc. (the "Issuer") issued a press release to announce that the United States Patent and Trademark Office has issued U.S. Patent No. US 12,522,100 B1, titled “Multi-Port Charging Assembly for Electric Vehicles.” The patent covers technology designed to improve electric vehicle (“EV”) charging efficiency by enabling the use of multiple power inputs through a single charging interface.

Item 10. Exhibits

15.1	Press Release dated March 3, 2026

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2026	By:	/s/ Shlomo Bleier
Shlomo Bleier
Chief Executive Officer